Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

To
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Supplemental Immediate Report– Ultra-Broadband Infrastructure in Israel- Recommendations of the Inter-Ministerial Team regarding the HOT Group

Tel Aviv, Israel – June 15, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (the “Company”) hereby provides an update concerning the recommendations of the inter-ministerial team for the examination of policy for the deployment of ultra-broadband landline infrastructure in Israel, with respect to the HOT telecommunications group in particular. This matter was originally addressed in the Company’s immediate report on November 6, 2019, which noted that the inter-ministerial team recommended, inter alia, to continue the examination of HOT’s deployment duty. That report was updated in Section 2.7.2 of the chapter describing the Company’s business in the Company’s annual report for 2019.

The Company hereby reports that on June 14, 2020, the Israeli Ministry of Communications published, for public comment, the recommendations of that inter-ministerial team.

The primary recommendations of the inter-ministerial team were as follows:

1.	HOT will not be required to deploy advanced infrastructures that do not make use of the existing access network.

2.	There will be no change to HOT's existing universal deployment duty for services provided on the basis of its coaxial cable network. In case HOT chooses to provide advanced services over its coaxial cable network, changes in the deployment duty may be considered.

3.	HOT will be permitted to compete in the competitive processes for deploying advanced infrastructures that are not based on the existing access network in certain incentive areas.

4.	HOT will be permitted to use the Broadband Service Aggregator (BSA) services on the ultra-broadband networks of other operators in areas where those operators have an obligation to provide BSA service.

The Company is studying the inter-ministerial team’s recommendations and intends to provide its comments to those recommendations to the Israeli Ministry of Communications by the prescribed date for doing so (June 28, 2020).

Below is the link to the publication of the recommendations of the inter-ministerial team on the website of the Ministry of Communications:

https://www.gov.il/BlobFolder/publicsharing/14062020/he/recomendation_hot_14062020.pdf

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.